Exhibit 99.1

NOTICE TO THE MARKET

JBS PRICES OFFERING OF US$2 BILLION IN NOTES DUE TO 2037 AND 2057

JBS N.V. (NYSE:JBS, B3: JBSS32) communicates to its shareholders and the market that together with its subsidiaries, JBS USA Food Company Holdings and JBS USA Foods Group Holdings, Inc. (together, the “Issuers”), today announced the pricing of the Issuers’ offering of senior notes, as follows: (i) US$ 1,250,000,000.00 with a coupon of 5.625% per annum and maturity in 2037 (the “2037 Notes”); and (ii) US$ 750,000,000.00 with a coupon of 6.400% per annum and maturity in 2057 (the “2057 Notes” and, together with the 2037 Notes, the “Notes”).

The settlement and issuance of the Notes is scheduled for April 13, 2026, subject to customary closing conditions.

The net proceeds will be used to (1) pay the consideration payable pursuant to the cash tender offers to purchase a combined aggregate principal amount of up to US$1,000,000,000.00 of the aggregate principal amount of its outstanding 6.750% Senior Notes due 2034 and 5.950% Senior Notes due 2035, and (2) for general corporate purposes.

Amstelveen, March 30, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer